Exhibit 99.1

COMPANY CONTACTS:

Jay S. Hennick
Founder & CEO

D. Scott Patterson
President & COO

John B. Friedrichsen
Senior Vice President & CFO

(416) 960-9500

FOR IMMEDIATE RELEASE

FirstService reports record third quarter results

Updates financial outlook

Third quarter highlights:
•	Revenues up 34%
•	EBITDA up 29%
•	Adjusted EPS up 32%

TORONTO, Canada, January 29, 2008 - FirstService Corporation (TSX: FSV; Nasdaq: FSRV; preferred shares - TSX: FSV.PR.U) today reported results for its third quarter ended December 31, 2007.  All amounts are in US dollars.

Third quarter revenues were $502.2 million, an increase of 34% relative to the same period last year.  EBITDA (see definition and reconciliation below) increased 29% to $35.4 million.  Adjusted diluted earnings per common share from continuing operations (see definition and reconciliation below) were up 32% to $0.29 for the quarter, versus $0.22 in the prior year period, adjusting for the $0.08 per common share pro forma impact of the preferred dividends on prior period results.

For the nine months ended December 31, 2007, revenues were $1.349 billion, an increase of 30% relative to the same period last year.  EBITDA (see definition and reconciliation below) increased 28% to $126.5 million.  Adjusted diluted earnings per common share from continuing operations (see definition and reconciliation below) were up 27% to $1.33 for the nine months, versus $1.05 in the prior year period, adjusting for the $0.14 per common share pro forma impact of the preferred dividends on prior period results.

 “Our core operations in Commercial Real Estate, Property Management and Integrated Security segments generated solid results during our third quarter, while our Property Improvement segment delivered an extremely strong performance primarily from newly acquired Field Asset Services, one of North America’s leading players in the foreclosure servicing business,” said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation.  “Given current market conditions, our new capability of managing foreclosed residential properties for large US financial institutions and residential mortgage service companies has given us another strong growth engine in an otherwise challenging US economy.”

About FirstService Corporation
FirstService is a leader in the rapidly growing property services sector, providing services in the following four areas: commercial real estate; residential property management; integrated security and property improvement services. Industry-leading service platforms include: Colliers International, the third largest global player in commercial real estate; FirstManagement Partners, the largest manager of residential properties in North America; FirstService Security, the fifth largest integrated security company in North America; and The Franchise Company, the second largest property improvement services organization in North America.

FirstService is a diversified property services company with more than US$1.7 billion in annualized revenues and more than 16,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results
Revenues in Commercial Real Estate Services totalled $253.7 million for the quarter, an increase of 34%.  Internal growth was 14%, due primarily to robust brokerage activity in the Asia Pacific and Central European markets, and 7% attributable to foreign exchange.  The balance of the revenue growth was the result of acquisitions, including those completed during the quarter.  Third quarter EBITDA was $14.6 million, up 7% versus $13.6 million in the year-ago period.  EBITDA was impacted by a non-cash mark-to-market loss of $4.3 million recorded at the end of the quarter on interest rate derivatives used to hedge fixed-rate commercial first mortgages.  Excluding the impact of the mark-to-market loss, third quarter EBITDA in this segment would have been $18.9 million, up 39% versus the year-ago period.

Residential Property Management revenues increased to $126.0 million for the quarter, 24% higher than in the prior year period.  Internal growth of 8% was primarily attributable to property management contract wins in various markets, particularly Florida and the Southwest. The balance of revenue growth resulted from acquisitions in the California and Texas markets completed during the first quarter.  EBITDA for the quarter was $10.1 million, up 19% from $8.5 million one year ago.

Revenues in Property Improvement Services totalled $67.3 million, an increase of 90% over the prior year period, primarily attributable to the October 2007 acquisition of Field Asset Services.  EBITDA in the third quarter was $9.8 million, up 147% from $4.0 million last year.

Integrated Security Services revenues in the third quarter were $55.1 million, an increase of 16% relative to the prior year period, with 6% attributable to systems installation activity and 10% due to foreign exchange.  Quarterly EBITDA was $3.5 million relative to $4.2 million in the prior year, primarily due to timing.

Quarterly corporate costs were $6.9 million versus $3.5 million recorded in the prior year period, as a result of $3.3 million in additional compensation expense recorded in the quarter to revise stock option measurement dates relating to the period from 1995 to 2006 as described below under “Review of Historical Stock Option Grants”.

A comparison of segmented EBITDA to operating earnings is provided below.

Canadian Mortgage Securitization Operations
The Company entered the Canadian mortgage securitization business in 2005 and enjoyed early success generating considerable transaction flow from the Colliers real estate broker channel as well as other borrowers requiring mortgage financing.  The nature of this business was to underwrite pools of conventional first mortgages, using capital provided primarily by co-lenders, and then securitize and sell them to investors in the form of mortgage-backed securities.

As previously noted, the Company recorded a $4.3 million non-cash charge in the quarter ($5.8 million year to date) on these operations.  This charge relates to interest rate hedges covering fixed rate mortgage assets held by the Company as well as its co-lenders.  Due to credit market conditions, there is currently very limited liquidity for commercial mortgage-backed securities.  The Company does not expect conditions to improve in the near term.  As a result, after the end of the third quarter, the Company decided to wind down these operations. The Company’s $21.5 million in mortgage assets, which are secured by high quality commercial properties, are expected to be sold as market conditions permit.  The cost to wind down these operations, other than future volatility in the value of the hedges, is not expected to be significant.

Review of Historical Stock Option Grants
Following receipt of an inquiry from its primary securities regulator, the Company’s senior management and Board of Directors conducted a comprehensive review of historical stock option granting processes and the related accounting for the 13 year period from 1995 to 2007.  In this regard, the Board established a Special Committee of independent directors to complete the review and make recommendations to the Board.  The Special Committee was assisted in its review by independent legal and accounting advisors in both Canada and the United States.

The Company’s stock option plans require that the exercise price of stock option grants to be no less than the closing market price of the Company’s shares on the Toronto Stock Exchange on the effective date of the grant, and also contain a self-amending mechanism should any term of a stock option grant be found not to be in compliance.  Management’s historical practice was to grant stock options effective on the date which was the lowest monthly trading price on either the TSX or the NASDAQ in the month immediately preceding the date of the grant. The Special Committee concluded that this practice was applied consistently throughout the relevant period and was not used selectively to benefit any one group or individual.  The Special Committee also concluded that it did not find any intentional or other wrongdoing on the part of any director, senior officer or employee of the Company.

The Special Committee found that the practice followed by the Company was not accounted for correctly and recommended that the Company revise the measurement dates of certain option grants for accounting purposes.   With regard to options granted from 1995 to 2006, the Company revised the measurement dates and recorded a one-time, non-material and non-cash incremental compensation expense in the amount of $3.3 million.  Since the amount was not material to the current period or any prior period, the Company determined that restatement was not required.  In August 2006, in connection with its documentation and testing of internal controls, the Company changed its process with regard to stock option grants. The Special Committee did not identify any deficiencies occurring after that date.

Financial Outlook
Based on the results for the nine months ended December 31, 2007, FirstService is updating the outlook for fiscal 2008 issued on October 30, 2007.  The Company will be providing a preliminary outlook for its fiscal year ending March 31, 2009 at a later date subsequent to completion of its budgeting process.

(in millions of US dollars, except per share amounts)	Year ending March 31, 2008
	Updated	Previous
Revenues	$1,700 - $1,750	$1,625 - $1,725
EBITDA[1]	$145 - $155	$149 - $159
Adjusted EPS[2]	$1.30 - $1.40	$1.37 - $1.49
Notes:
1.
The updated EBITDA outlook includes the estimated impact of the non-cash mark-to-market loss on interest rate hedges used to hedge fixed-rate commercial mortgages held for resale. As of December 31, 2007, this impacted EBITDA and EPS by $5.8 million and $0.10, respectively for the year-to-date period and by $4.3 million and $0.07, respectively for the quarter. The previous outlook assumed that a gain upon securitization would be realized before March 31, 2008, offsetting any hedging loss. Consistent with prior reporting of EBITDA, the amounts are before stock-based compensation, and exclude the additional compensation expense of $3.3 million recorded as a result of the Company’s review of historical stock option grants.

2.
Adjusted EPS refers to adjusted diluted earnings per share from continuing operations, before considering (i) backlog amortization and (ii) the $0.11 per share impact of the additional $3.3 million of stock-based compensation expense recorded during the third quarter. See definition below.

3.
The updated outlook assumes (i) no further acquisitions or divestitures completed during the outlook period and (ii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

Conference Call
FirstService will be holding a conference call on Tuesday, January 29, 2008 at 11:00 am Eastern Time to discuss results for the third quarter.  The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News and Media” section.

Forward-looking Statements
This press release includes forward-looking statements.  Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations.  These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements.  Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)
		Three months ended December 31		Nine months ended December 31
		2007	2006	2007	2006

	Revenues	$502,152	$374,757	$1,349,194	$1,038,942
	Cost of revenues	297,800	247,044	813,327	669,275
	Selling, general and administrative expenses	173,271	100,897	416,965	273,515
	Depreciation and amortization other than backlog	10,640	6,592	25,004	16,554
	Amortization of brokerage backlog (1)	1,615	2,720	4,133	6,870
	Operating earnings	18,826	17,504	89,765	72,728
	Interest expense, net	4,172	2,395	10,841	7,702
	Other income	(1,327)	(2,546)	(3,821)	(4,929)
		15,981	17,655	82,745	69,955
	Income taxes	3,609	5,254	25,642	22,962
		12,372	12,401	57,103	46,993
	Minority interest share of earnings	4,387	4,644	15,421	13,130
	Net earnings from continuing operations	7,985	7,757	41,682	33,863
	Discontinued operations, net of tax (2)	-	-	2,078	-
	Net earnings before cumulative effect of change in accounting principle	7,985	7,757	43,760	33,863
	Cumulative effect of change in accounting principle, net of tax (3)	-	-	-	(1,353)
	Net earnings	$7,985	$7,757	$43,760	$32,510
	Preferred dividends	2,616	-	4,336	-
	Net earnings available to common shareholders	$5,369	$7,757	$39,424	$32,510

	Net earnings per common share
	Basic
	Continuing operations	$0.18	$0.26	$1.25	$1.14
	Discontinued operations	-	-	0.07	-
	Cumulative effect of change in accounting principle	-	-	-	(0.05)
		$0.18	$0.26	$1.32	$1.09

	Diluted (4)
	Continuing operations	$0.15	$0.25	$1.14	$1.06
	Discontinued operations	-	-	0.07	-
	Cumulative effect of change in accounting principle	-	-	-	(0.04)
		$0.15	$0.25	$1.21	$1.02

Weighted average common shares outstanding: (in thousands)	Basic	29,905	29,844	29,879	29,899
	Diluted	30,466	30,237	30,417	30,338

	Net earnings per common share, adjusted diluted continuing operations (5)	$0.29	$0.22	$1.33	$1.05

Notes to Condensed Consolidated Statements of Earnings
(1) Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisitions of Commercial Real Estate Services businesses in the past twelve months.  Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date.  Amortization is recorded to coincide with the completion of the related brokerage transactions.
(2) Reflects gain on the settlement of a liability in connection with the March 2006 disposal of the Company’s Business Services operations.
(3) Cumulative effect of the adoption of SFAS No. 123(R), Share Based Payment, on April 1, 2006.
(4) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries.  The adjustment for the quarter ended December 31, 2007 was $743 (2006 - $247) and nine months ended December 31, 2007 was $2,491 (2006 - $1,549).
(5) See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to (i) eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisitions of Commercial Real Estate Services businesses within the past twelve months and (ii) eliminate the impact of the incremental compensation expense related to the review of historical stock option grants.  In addition, the Company is presenting the pro forma impact of the preferred dividends on comparative periods.  The preferred dividend obligation commenced on August 1, 2007 upon the issuance of the Preferred Shares.  All of the adjustments are non-cash and are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006

Operating earnings	$18,826	$17,504	$89,765	$72,728
Incremental stock option expense	3,278	-	3,278	-
Amortization of brokerage backlog	1,615	2,720	4,133	6,870
Adjusted operating earnings	$23,719	$20,224	$97,176	$79,598

Net earnings from continuing operations	$7,985	$7,757	$41,682	$33,863
Incremental stock option expense	3,278	-	3,278	-
Amortization of brokerage backlog	1,615	2,720	4,133	6,870
Deferred income tax	(455)	(826)	(1,097)	(2,321)
Minority interest	(195)	(320)	(507)	(746)
Adjusted net earnings from continuing operations	$12,228	$9,331	$47,489	$37,666

Diluted net earnings per common share from continuing operations	$0.15	$0.25	$1.14	$1.06
Incremental stock option expense	0.11	-	0.11	-
Amortization of brokerage backlog, net of tax	0.03	0.05	0.08	0.13
Pro forma impact of preferred dividends on comparative periods	-	(0.08)	-	(0.14)
Adjusted diluted net earnings per common share from continuing operations	$0.29	$0.22	$1.33	$1.05

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization and stock-based compensation expense.  The Company uses EBITDA to evaluate operating performance.  EBITDA is an integral part of the Company’s planning and reporting systems.  Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets.  The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP.  The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of EBITDA to operating earnings appears below.

	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006

Operating earnings	$18,826	$17,504	$89,765	$72,728
Depreciation and amortization other than backlog	10,640	6,592	25,004	16,554
Amortization of brokerage backlog	1,615	2,720	4,133	6,870
	31,081	26,816	118,902	96,152
Stock-based compensation expense	4,346	734	7,598	2,570
EBITDA	$35,427	$27,550	$126,500	$98,722

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31 2007	March 31 2007

Assets
Cash and cash equivalents	$102,036	$99,038
Restricted cash	9,582	16,930
Accounts receivable	236,478	163,581
Mortgage loans receivable	21,499	13,716
Inventories	35,354	31,768
Other current assets	47,849	37,324
Current assets	452,798	362,357
Fixed assets	84,113	66,297
Other non-current assets	37,544	41,405
Goodwill and intangibles	485,006	346,939
Total assets	$1,059,461	$816,998
Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$280,461	$205,529
Other current liabilities	27,949	29,179
Long term debt - current	22,516	22,119
Current liabilities	330,926	256,827
Long term debt - non-current	308,832	213,030
Other non-current liabilities	10,495	4,876
Deferred income taxes	31,841	29,084
Minority interest	65,206	48,306
Shareholders’ equity	312,161	264,875
Total liabilities and equity	$1,059,461	$816,998

Total debt	$331,348	$235,149
Total debt, net of cash	229,312	136,111

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006
Operating activities
Net earnings from continuing operations	$7,985	$7,757	$41,682	$33,863
Items not affecting cash:
Depreciation and amortization	12,255	9,312	29,137	23,424
Deferred income taxes	(1,536)	(607)	(4,201)	(3,941)
Minority interest share of earnings	4,387	4,644	15,421	13,130
Other	4,324	(849)	7,015	133

Changes in operating assets and liabilities	9,334	34,912	(17,834)	13,047
Net cash provided by operating activities	36,749	55,169	71,220	79,656
Investing activities
Acquisitions of businesses, net of cash acquired	(60,370)	(23,953)	(136,647)	(64,939)
Purchases of fixed assets, net	(10,465)	(4,716)	(27,668)	(15,469)
Other investing activities	10	5,415	7,418	4,065
Discontinued operations	-	-	(1,036)	-
Net cash used in investing	(70,825)	(23,254)	(157,933)	(76,343)
Financing activities
Increase (decrease) in long-term debt, net	69,653	(353)	95,146	(15,318)
Other financing activities	(6,874)	(9,426)	(11,810)	(17,128)
Net cash provided by (used in) financing	62,779	(9,779)	83,336	(32,446)
Effect of exchange rate changes on cash	(1,243)	(1,799)	6,375	(1,524)
Increase (decrease) in cash and cash equivalents	27,460	20,337	2,998	(30,657)
Cash and cash equivalents, beginning of period	74,576	116,944	99,038	167,938
Cash and cash equivalents, end of period	$102,036	$137,281	$102,036	$137,281

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

	Commercial Real Estate Services	Residential Property Management	Property Improve-ment Services	Integrated Security Services	Corporate	Consolidated
Three months ended December 31
2007
Revenues	$253,691	$125,959	$67,299	$55,087	$116	$502,152
EBITDA	14,575	10,100	9,781	3,505	(6,880)	31,081
Stock-based compensation						4,346
						35,427
Operating earnings	7,294	7,365	8,325	2,797	(6,955)	18,826

2006
Revenues	$189,972	$101,726	$35,373	$47,610	$76	$374,757
EBITDA	13,603	8,469	3,957	4,217	(3,430)	26,816
Stock-based compensation						734
						27,550
Operating earnings	8,721	6,213	2,523	3,544	(3,497)	17,504

	Commercial Real Estate Services	Residential Property Management	Property Improve-ment Services	Integrated Security Services	Corporate	Consolidated
Nine months ended December 31
2007
Revenues	$637,339	$404,452	$156,664	$150,457	$282	$1,349,194
EBITDA	46,716	40,216	35,295	9,811	(13,136)	118,902
Stock-based compensation						7,598
						126,500
Operating earnings	30,757	32,838	31,367	8,153	(13,350)	89,765

2006
Revenues	$470,260	$316,075	$121,066	$131,320	$221	$1,038,942
EBITDA	37,636	31,655	28,613	8,443	(10,195)	96,152
Stock-based compensation						2,570
						98,722
Operating earnings	25,443	26,320	24,984	6,383	(10,402)	72,728